SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, June 30, 2023 – CRESUD S.A.C.I.F. y A. (NASDAQ: CRESY, BYMA:CRES),reports that it has acquired a farm of 1,250 hectares (1,200 productive agricultural hectares) located in the department of Conhello, province of La Pampa, Argentina, close to the “El Tigre” farm, owned by CRESUD.

The total amount of the transaction was set at USD 4.5 million (USD 3,600 per hectare), of which USD 1.8 million has already been paid, and USD 1.35 million of the remaining balance will be paid in April 2024 and two installments of USD 675,000 each in December 2024 and 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	By:	/S/ Saúl Zang
Saúl Zang
June 30, 2023		Responsible for the Relationship with the Markets